Exhibit (a)(5)

Dear Sepracor Stockholders:

        We are pleased to inform you that on September 3, 2009, Sepracor Inc. ("Sepracor") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan ("DSP"), and Aptiom, Inc. a Delaware corporation and indirect wholly-owned subsidiary of DSP ("Merger Sub").

        Under the terms of the Merger Agreement and subject to the conditions set forth in Merger Sub's Offer to Purchase, dated September 15, 2009, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Merger Sub is commencing today a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.10 per share, of Sepracor, and the associated preferred stock purchase rights (together, each a "Share", and collectively, the "Shares"), at a price of $23.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes.

        Unless subsequently extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on October 13, 2009, after which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer, Merger Sub will merge with and into Sepracor on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares held by Sepracor as treasury stock or owned by DSP or Merger Sub or any subsidiary of DSP, Merger Sub or Sepracor and any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly perfected his, her or its right of appraisal under applicable Delaware law) will be automatically cancelled and converted into the right to receive, in cash and without interest and subject to any required withholding taxes, $23.00 per share (or, if a higher amount is paid in the Offer, such higher amount).

        On September 2, 2009, the board of directors of Sepracor (the "Board") by unanimous vote and upon the unanimous recommendation of the special committee of the Board, (i) declared that the Merger Agreement and all of the transactions contemplated thereby, including the Merger and the Offer, fair to, and in the best interests of, Sepracor and its stockholders that are unaffiliated with DSP or Merger Sub, (ii) recommended that the stockholders of Sepracor accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement, if applicable, and (iii) approved the Merger Agreement.

        In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Merger Sub's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Merger Sub in the Offer. These documents set forth the terms and conditions of Merger Sub's Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Adrian Adams
President and Chief Executive Officer